

September 11, 2015

Dmitriy Kolyvayko
Chief Executive Officer
IWEB, Inc.
8952 Bracken Clift Court
Las Vegas, Nevada 89129

> **Re: IWEB, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 1, 2015**
> **File No. 333-205835**

Dear Mr. Kolyvayko:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 3. Prospectus Summary, page 3

1.   You state that if you receive less than 40% of your offering, you may resort to borrowing funds from your director or selling additional stock. Please revise to clarify whether your director has committed to lending money to the company in such a contingency. Clarify the risk that you may not be able to sell additional common stock if you were unable to sell all the stock in this current offering.

2.   Please revise to disclose what percentage of his business time Mr. Kolyvayko intends to dedicate to the company's business affairs.

Management's Discussion and Analysis or Plan of Operation, page 31

3.   In response to our prior comment 14, you state that the company incurred no costs in generating its revenue. Please revise to clarify why this is the case, and explain the extent you expect your operating expenses to remain this low in the future.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have any questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202)551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Andrew Coldicutt, Esq.